EXHIBIT 1

Supplementary Oil & Gas Information for
the Fiscal Year Ended December 31, 2011

SUPPLEMENTARY OIL & GAS INFORMATION (unaudited)

This supplementary crude oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board (“FASB”) Topic 932 – “Extractive Activities – Oil and Gas” and where applicable, financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”). In addition, comparative financial information for 2010 has been restated from generally accepted accounting principles in the United States to reflect the adoption of IFRS.

For the years ended December 31, 2011 and 2010, the Company filed its reserves information under National Instrument 51-101 – “Standards of Disclosure of Oil and Gas Activities” (“NI 51-101”), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.  For years prior to 2010, the Company was granted an exemption from certain provisions of NI 51-101 allowing the Company to substitute the Securities and Exchange Commission (“SEC”) requirements under Regulations S-K and S-X for certain disclosures required under NI 51-101. Such exemption expired on December 31, 2010.

There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the SEC requirements and NI 51-101.  The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires gross reserves, before royalties, using forecast pricing and costs.  Therefore the difference between the reported numbers under the two disclosure standards can be material.

For the purposes of determining proved crude oil and natural gas reserves for SEC requirements as at December 31, 2011 and 2010, the Company used the 12-month average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The Company has used the following 12-month average benchmark prices to determine its 2011 reserves for SEC requirements.

Crude Oil and NGLs					Natural Gas
WTI Cushing Oklahoma	WCS	Edmonton Par	North Sea Brent	Edmonton C5+	Henry Hub Louisiana	AECO	BC Westcoast Station 2
(US$/bbl)	(C$/bbl)	(C$/bbl)	(US$/bbl)	(C$/bbl)	(US$/MMbtu)	(C$/MMbtu)	(C$/MMbtu)
96.19	77.74	96.03	110.96	104.60	4.12	3.77	3.33

A foreign exchange rate of US$1.0158/C$1.00 was used in the 2011 evaluation, determined on the same basis as the 12-month average price.

NET PROVED CRUDE OIL AND NATURAL GAS RESERVES

The Company retains Independent Qualified Reserves Evaluators to evaluate the Company’s proved crude oil and natural gas reserves.

—
For the years ended December 31, 2011, 2010, 2009 and 2008, the reports by GLJ Petroleum Consultants Ltd. (“GLJ”) covered 100% of the Company’s synthetic crude oil reserves. With the inclusion of non-traditional resources within the definition of “oil and gas producing activities” in the SEC’s modernization of oil and gas reporting rules (“Final Rule”), effective January 1, 2010 these reserves volumes are included within the Company’s crude oil and natural gas reserves totals.

—
For the years ended December 31, 2011, 2010, 2009 and 2008, the reports by Sproule Associates Limited and Sproule International Limited (together as “Sproule”) covered 100% of the Company’s bitumen, crude oil and natural gas liquids and natural gas reserves.

Proved crude oil and natural gas reserves, as defined within the SEC’s Regulation S-X under the Final Rule, are the estimated quantities of oil and gas that geoscience and engineering data demonstrate with reasonable certainty to be economically producible, from a given date forward, from known reservoirs under existing economic conditions, operating methods and government regulations. Proved developed reserves are reserves that can be expected to be recovered from existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of drilling a new well; and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Estimates of crude oil and natural gas reserves are subject to uncertainty and will change as additional information regarding producing fields and technology becomes available and as future economic and operating conditions change.

The following table summarizes the Company’s proved and proved developed crude oil and natural gas reserves, net of royalties, as at December 31, 2011, 2010, 2009, and 2008:

	North America
Crude Oil and NGLs (MMbbl)	Synthetic Crude Oil(1)	Bitumen(2)	Crude Oil & NGLs	North America Total	North Sea	Offshore Africa	Total
Net Proved Reserves
Reserves, December 31, 2008	–	690	258	948	256	142	1,346
Extensions and discoveries	–	24	6	30	–	–	30
Improved recovery	–	8	75	83	–	–	83
SEC reliable technology(3)	–	7	–	7	–	–	7
SEC rule transition(4)	1,650	–	–	1,650	–	–	1,650
Purchases of reserves in place	–	–	1	1	–	–	1
Sales of reserves in place	–	–	–	–	–	–	–
Production	–	(49)	(24)	(73)	(14)	(11)	(98)
Economic revisions due to prices	–	(64)	(8)	(72)	57	(4)	(19)
Revisions of prior estimates	–	79	11	90	(59)	(4)	27
Reserves, December 31, 2009	1,650	695	319	2,664	240	123	3,027
Extensions and discoveries	–	55	9	64	–	–	64
Improved recovery	–	22	6	28	–	–	28
Purchases of reserves in place	–	92	15	107	–	–	107
Sales of reserves in place	–	–	–	–	–	–	–
Production	(32)	(54)	(26)	(112)	(12)	(10)	(134)
Economic revisions due to prices	(41)	(25)	–	(66)	28	–	(38)
Revisions of prior estimates	86	93	5	184	1	(11)	174
Reserves, December 31, 2010	1,663	878	328	2,869	257	102	3,228
Extensions and discoveries	–	78	28	106	–	–	106
Improved recovery	–	10	8	18	–	2	20
Purchases of reserves in place	–	–	6	6	–	–	6
Sales of reserves in place	–	–	–	–	–	–	–
Production	(14)	(60)	(28)	(102)	(11)	(8)	(121)
Economic revisions due to prices	18	(32)	1	(13)	26	–	13
Revisions of prior estimates	169	(5)	23	187	(28)	(8)	151
Reserves, December 31, 2011	1,836	869	366	3,071	244	88	3,403
Net proved developed reserves
December 31, 2008				428	97	107	632
December 31, 2009	1,589	268	204	2,061	94	106	2,261
December 31, 2010	1,546	262	240	2,048	94	83	2,225
December 31, 2011	1,588	269	269	2,126	78	61	2,265
(1)
Prior to December 31, 2009, the Company’s Oil Sands Mining and Upgrading SCO reserves were reported separately in accordance with the SEC’s Industry Guide 7.  With the SEC’s Final Rule in effect January 1, 2010, this SCO is now included in the Company’s crude oil and natural gas reserves totals.

(2)
Bitumen as defined by the SEC under the Final Rule, “is petroleum in a solid or semi-solid state in natural deposits with a viscosity greater than 10,000 centipoise measured at original temperature in the deposit and atmospheric pressure, on a gas free basis.”  Under this definition, all the Company’s thermal and primary heavy oil reserves have been classified as bitumen.  Prior to December 31, 2009, these reserves would have been classified within the Company’s conventional crude oil and NGL totals.

(3)	SEC reliable technology accounts for reserves volumes added due to the reserves rule changes.
(4)
For continuity purposes, with respect to the transition from Industry Guide 7 to the SEC’s Final Rule, the following SCO table has been provided to illustrate the changes in the Company’s Oil Sands Mining and Upgrading SCO reserves for the 2009 year.

Oil Sands Mining and Upgrading SCO Reserves	Net proved (MMbbl)
Reserves, December 31, 2008	1,946
Production	(18)
Economic revisions due to prices	(307)
Revisions of prior estimates	29
Reserves, December 31, 2009	1,650

Natural Gas (Bcf)	North America	North Sea	Offshore Africa	Total
Net Proved Reserves
Reserves, December 31, 2008	3,523	67	94	3,684
Extensions and discoveries	92	–	–	92
Improved recovery	11	–	–	11
Purchases of reserves in place	15	–	–	15
Sales of reserves in place	(6)	–	–	(6)
Production	(443)	(4)	(6)	(453)
Economic revisions due to prices	(335)	12	(4)	(327)
Revisions of prior estimates	170	(8)	1	163
Reserves, December 31, 2009	3,027	67	85	3,179
Extensions and discoveries	249	–	–	249
Improved recovery	19	–	–	19
Purchases of reserves in place	364	–	–	364
Sales of reserves in place	–	–	–	–
Production	(426)	(4)	(5)	(435)
Economic revisions due to prices	105	6	–	111
Revisions of prior estimates	83	9	(4)	88
Reserves, December 31, 2010	3,421	78	76	3,575
Extensions and discoveries	154	–	–	154
Improved recovery	48	–	–	48
Purchases of reserves in place	375	–	–	375
Sales of reserves in place	(1)	–	–	(1)
Production	(433)	(2)	(6)	(441)
Economic revisions due to prices	(104)	3	–	(101)
Revisions of prior estimates	39	18	(16)	41
Reserves, December 31, 2011	3,499	97	54	3,650
Net proved developed reserves
December 31, 2008	2,690	45	89	2,824
December 31, 2009	2,333	45	81	2,459
December 31, 2010	2,557	49	72	2,678
December 31, 2011	2,637	60	47	2,744

CAPITALIZED COSTS RELATED TO CRUDE OIL AND NATURAL GAS ACTIVITIES

	2011
(millions of Canadian dollars)	North America	North Sea	Offshore Africa(1)	Total
Proved properties	$61,331	$4,147	$3,044	$68,522
Unproved properties	2,442	–	33	2,475
	63,773	4,147	3,077	70,997
Less: accumulated depletion and depreciation	(22,497)	(2,512)	(2,152)	(27,161)
Net capitalized costs	$41,276	$1,635	$925	$43,836

	2010(2)
(millions of Canadian dollars)	North America	North Sea	Offshore Africa (1)	Total
Proved properties	$55,030	$3,813	$2,928	$61,771
Unproved properties	2,366	5	31	2,402
	57,396	3,818	2,959	64,173
Less: accumulated depletion and depreciation	(19,502)	(2,205)	(1,904)	(23,611)
Net capitalized costs	$37,894	$1,613	$1,055	$40,562
(1)	As at December 31, 2011 and 2010, the Company’s Other segment has been included in Offshore Africa.
(2)	Comparative amounts for 2010 have been restated to reflect the adoption of IFRS.

COSTS INCURRED IN CRUDE OIL AND NATURAL GAS ACTIVITIES

	2011
(millions of Canadian dollars)	North America	North Sea	Offshore Africa(1)	Total
Property acquisitions
Proved	$1,012	$–	$–	$1,012
Unproved	59	–	–	59
Exploration	250	1	2	253
Development	5,559	235	76	5,870
Costs incurred	$6,880	$236	$78	$7,194

	2010(2)
(millions of Canadian dollars)	North America	North Sea	Offshore Africa(1)	Total
Property acquisitions
Proved	$1,482	$–	$–	$1,482
Unproved	522	–	–	522
Exploration	41	6	3	50
Development	3,332	190	254	3,776
Costs incurred	$5,377	$196	$257	$5,830
(1)	As at December 31, 2011 and 2010, the Company’s Other segment has been included in Offshore Africa.
(2)	Comparative amounts for 2010 have been restated to reflect the adoption of IFRS.

RESULTS OF OPERATIONS FROM CRUDE OIL AND NATURAL GAS PRODUCING ACTIVITIES

The Company’s results of operations from crude oil and natural gas producing activities for the years ended December 31, 2011 and 2010 are summarized in the following tables:

	2011
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Crude oil and natural gas revenue, net of royalties and blending costs	$9,600	$1,206	$828	$11,634
Production	(3,060)	(412)	(186)	(3,658)
Transportation	(374)	(13)	(1)	(388)
Depletion, depreciation and amortization	(3,488)	(248)	(242)	(3,978)
Asset retirement obligation accretion	(90)	(33)	(7)	(130)
Petroleum revenue tax	–	(130)	–	(130)
Income tax	(688)	(218)	(89)	(995)
Results of operations	$1,900	$152	$303	$2,355

	2010(2)
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Crude oil and natural gas revenue, net of royalties and blending costs	$9,687	$1,059	$821	$11,567
Production	(2,883)	(387)	(167)	(3,437)
Transportation	(365)	(8)	(1)	(374)
Depletion, depreciation and amortization(1)	(2,869))	(295)	(935)	(4,099)
Asset retirement obligation accretion	(80)	(36)	(7)	(123)
Petroleum revenue tax	–	(59)	–	(59)
Income tax	(980)	(137)	146	(971)
Results of operations	$2,510	$137	$(143)	$2,504
(1) Includes the impact of an impairment relating to Gabon, Offshore Africa at December 31, 2010 of $637 million. (2) Comparative amounts for 2010 have been restated to reflect the adoption of IFRS.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM PROVED CRUDE OIL AND NATURAL GAS RESERVES AND CHANGES THEREIN

The following standardized measure of discounted future net cash flows from proved crude oil and natural gas reserves has been computed using the 12-month average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, costs as at the balance sheet date and year-end statutory income tax rates. A discount factor of 10% has been applied in determining the standardized measure of discounted future net cash flows. The Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair value of the crude oil and natural gas properties. Actual net cash flows will differ from the presented estimated future net cash flows due to several factors including:

•	Future production will include production not only from proved properties, but may also include production from probable and possible reserves;
•	Future production of crude oil and natural gas from proved properties will differ from reserves estimated;
•	Future production rates will vary from those estimated;
•	Future prices and costs rather than 12-month average prices and costs as at the balance sheet date will apply;
•	Economic factors such as interest rates, income tax rates, regulatory and fiscal environments and operating conditions will change;
•	Future estimated income taxes do not take into account the effects of future exploration and evaluation expenditures; and
•	Future development and asset retirement obligations will differ from those estimated.

Future net revenues, development, production and asset retirement obligation costs have been based upon the estimates referred to above. The following tables summarize the Company’s future net cash flows relating to proved crude oil and natural gas reserves based on the standardized measure as prescribed in FASB Topic 932 – “Extractive Activities – Oil and Gas”:

	2011
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Future cash inflows	$280,809	$26,887	$8,257	$315,953
Future production costs	(109,586)	(8,908)	(2,058)	(120,552)
Future development costs and asset retirement obligations	(37,486)	(6,821)	(1,669)	(45,976)
Future income taxes	(23,100)	(8,095)	(1,070)	(32,265)
Future net cash flows	110,637	3,063	3,460	117,160
10% annual discount for timing of future cash flows	(75,438)	(1,376)	(1,623)	(78,437)
Standardized measure of future net cash flows	$35,199	$1,687	$1,837	$38,723

	2010
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Future cash inflows	$221,337	$21,117	$8,268	$250,722
Future production costs	(96,899)	(8,596)	(1,884)	(107,379)
Future development costs and asset retirement obligations	(35,424)	(5,448)	(688)	(41,560)
Future income taxes	(17,249)	(5,572)	(1,760)	(24,581)
Future net cash flows	71,765	1,501	3,936	77,202
10% annual discount for timing of future cash flows	(47,687)	(722)	(1,906)	(50,315)
Standardized measure of future net cash flows	$24,078	$779	$2,030	$26,887

	2009
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Future cash inflows	$176,866	$16,304	$8,305	$201,475
Future production costs	(88,134)	(6,929)	(3,255)	(98,318)
Future development costs and asset retirement obligations	(22,767)	(5,271)	(975)	(29,013)
Future income taxes	(11,237)	(3,487)	(1,229)	(15,953)
Future net cash flows	54,728	617	2,846	58,191
10% annual discount for timing of future cash flows	(35,526)	(275)	(1,345)	(37,146)
Standardized measure of future net cash flows	$19,202	$342	$1,501	$21,045

The principal sources of change in the standardized measure of discounted future net cash flows are summarized in the following table:

(millions of Canadian dollars)	2011	2010	2009
Sales of crude oil and natural gas produced, net of production costs	$(7,727)	$(7,641)	$(5,437)
Net changes in sales prices and production costs	15,802	14,748	16,808
Extensions, discoveries and improved recovery	1,328	1,636	4,222
Changes in estimated future development costs	(2,022)	(5,208)	(2,752)
Purchases of proved reserves in place	803	1,894	53
Sales of proved reserves in place	–	–	(7)
Revisions of previous reserve estimates	4,154	2,567	220
Accretion of discount	3,648	2,757	1,375
SEC reliable technology	–	–	254
SEC rule transition	–	–	7,332
Changes in production timing and other	(1,141)	(895)	(2,788)
Net change in income taxes	(3,009)	(4,016)	(8,622)
Net change	11,836	5,842	10,658
Balance – beginning of year	26,887	21,045	10,387
Balance – end of year	$38,723	$26,887	$21,045